UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Jay D. Mitchell, General Counsel
770-643-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 149,571(1)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 149,571(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,573(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes:

(a) 134,478 shares of Common Stock directly owned,

(b) 15,093 shares of Common Stock which may be purchased upon exercise pursuant to that certain Amended and Restated Warrant Agreement, dated April 25, 2018 between Jackson Investment Group, LLC (“JIG LLC”) and Staffing 360 Solutions, Inc. (the “Issuer”), as amended by that certain Amendment No. 1 to Amended and Restated Warrant Agreement, dated as of August 27, 2018, that certain Amendment No. 2 to the Amended and Restated Warrant Agreement, dated November 15, 2018, that certain Amendment No. 3 to the Amended and Restated Warrant Agreement, dated October 26, 2020 and that certain Amendment No. 4 to the Amended and Restated Warrant Agreement, dated October 27, 2022 (the “Existing Warrant”), and which amended and restated that certain Warrant, dated January 26, 2017, between JIG LLC and the Issuer, as amended by that certain Amendment 1 to Warrant Agreement, dated as of March 14, 2017 and that certain Amendment 2 to Warrant Agreement, dated as of April 5, 2017, and

Excludes:

(a) 24,332 shares of Common Stock which may be purchased after April 27, 2023 upon exercise pursuant to that certain Warrant Agreement dated October 27, 2022 (the “New Warrant”).

(2)	Based on 2,533,199 shares of Common Stock outstanding as of November 21, 2022, as reported in the Issuer’s Form 10-Q filed with the Commission on November 21, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO(3) PF(4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2
	8.	SHARED VOTING POWER 148,571(1)
	9.	SOLE DISPOSITIVE POWER 2
	10.	SHARED DISPOSITIVE POWER 149,571(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,573(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

(1)	Includes:

(a) 134,478 shares of Common Stock directly owned,

(b) 15,093 shares of Common Stock which may be purchased upon exercise pursuant to the Existing Warrant; and,

Excludes:

(a) 24,332 shares of Common Stock which may be purchased after April 27, 2023, upon exercise pursuant to that certain Warrant Agreement, dated October 27, 2022 (the “New Warrant”).

(2)	Based on 2,533,199 shares of Common Stock outstanding as of November 21, 2022, as reported in the Issuer’s Form 10-Q filed with the Commission on November 21, 2022.

(3)	With respect to all shares other than the 2 shares referenced in footnote 4 that are reported herein.

(4)	With respect to the 2 shares personally owned by Richard Jackson reported in lines 7 and 9 above.

EXPLANATORY NOTES

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed jointly by Jackson Investment Group, LLC (“JIG LLC”) and Richard L. Jackson and amends the statement on the Schedule 13D that was originally filed jointly by JIG LLC and Richard L. Jackson with the Securities and Exchange Commission (the “Commission”) on February 7, 2017 and was amended on March 24, 2017, April 7, 2017, August 8, 2017, September 22, 2017, September 4, 2018, November 16, 2018, November 13, 2020 and May 17, 2021 (collectively, the “Statement”), with respect to the common stock, par value $0.00001, of the Issuer.

This Amendment No. 9 is being filed to report amendments to the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement. All share totals on this Amendment No. 9 reflect both the 1 for 6 reverse stock split effected by the Issuer on June 30, 2021 and the 1 for 10 reverse stock split effected by the Issuer on June 24, 2022.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby further amended to add the following paragraphs:

Conversion of Series G Convertible Preferred Stock into Senior Debt

On July 21, 2021, JIG LLC agreed to exchange its outstanding shares of Series G Convertible Preferred Stock and Series G-1 Preferred Stock for senior indebtedness by entering into a new 12% Senior Secured Note, in aggregate principal amount of $7,733,000 (the “Note”), which amount represented all of the outstanding Series G Preferred Stock and Series G-1 Convertible Preferred Stock of the Issuer held by JIG LLC as of July 21, 2021, under that certain Second Amended and Restated Note Purchase Agreement (the “Note Purchase Agreement”), dated as of October 26, 2020, among JIG LLC as purchaser, the Issuer and certain of the Issuer’s subsidiaries. While under the terms of the Certificate of Designation governing the Series G Preferred Stock and Series G-1 Preferred Stock, 102,866 shares and 26,016 shares of common stock (after giving effect to the 1-for-6 reverse stock split, effectuated by the Issuer on June 30, 2021 and the 1-for-10 reverse stock split, effectuated by the Issuer on June 23, 2022) were issuable to JIG LLC upon the conversion of Series G Preferred Stock and Series G-1 Preferred Stock, respectively, the shares of Series G Preferred Stock and Series G-1 Convertible Preferred Stock were not converted to common stock and instead were converted to debt pursuant to the Purchase Agreement.

Under the terms of the Note, the Issuer is required to pay interest on the Note at a per annum rate of 12%, in cash only, accruing from and after the date of the Note and until the entire principal balance of the Note shall have been repaid in full, and on and at all times during which the “Default Rate” (as defined in the Note Purchase Agreement) applies, to the extent permitted by law, at a per annum rate of 17%. The entire outstanding principal balance of the Note is due and payable in full on September 30, 2022. Upon an Event of Default (as defined in the Note Purchase Agreement), the principal of the Note and all accrued and unpaid interest thereon may be accelerated and declared or otherwise become due and payable in accordance with the terms of the Note Purchase Agreement.

The Note Purchase Agreement also contains restrictions against incurrence of additional debt, payment of dividends or other distributions (whether in cash, securities or other property) on any of the Issuer’s equity interest or repayment of debt, consolidations, mergers, sales of assets or change in control and financial covenants.

The foregoing descriptions of the Note and the Note Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Note and the Note Purchase Agreement, which are incorporated as Exhibit 1 and Exhibit 2 to this Amendment No. 9, respectively, and incorporated herein by reference.

Third Amended and Restated Note Purchase Agreement

On October 27, 2022, JIG LLC entered into a Third Amended and Restated Note Purchase Agreement (the “Amended Note Purchase Agreement”) with the Issuer which amended and restated the Note Purchase Agreement and issued to JIG LLC the Third Amended and Restated Senior Secured 12% Promissory Note, with a remaining outstanding principal balance of approximately $9.0 million (the “Amended Note”).

Under the terms of the Amended Note Purchase Agreement and Amended Note, the Issuer is required to pay interest on the Amended Note at a per annum rate of 12% and in the event the Issuer has not repaid in cash at least 50% of the outstanding principal balance of the Amended Note by October 27, 2023, then interest on the outstanding principal balance of the Amended Note shall continue to accrue at 16% per annum of the outstanding principal balance of the Amended Note until the Amended Note is repaid in full. The Amended Note Purchase Agreement also extends the maturity date of the Amended Note from October 28, 2022 to October 14, 2024.

In addition, pursuant to the terms of the Amended Note Purchase Agreement, until all principal interest and fees due pursuant to the Amended Note Purchase Agreement and the Amended Note (or any other senior promissory note delivered by the Issuer to JIG LLC in substitution, replacement or exchange for the Amended Note) (together with the other documents executed in connection with the Amended Note Purchase Agreement, collectively, the “Note Documents”) are paid in full by the Issuer and are no longer outstanding, JIG LLC shall have a first call over 50% of the net proceeds from all common stock equity raises the Issuer conducts, which shall be used to pay down any outstanding obligations due pursuant to the Note Documents. The Amended Note continues to be secured by substantially all of the Issuer and its subsidiaries’ assets pursuant to the Amended and Restated Security Agreement with JIG LLC, dated September 15, 2017, as amended, and as further amended by the Omnibus Agreement (as defined below) on October 27, 2022.

The Amended Note Purchase Agreement contains customary events of default for a senior secured loan including, among other events of default, (i) failure to timely pay interest and principal, (ii) other breaches and violation of the Amended Note Purchase Agreement, (iii) bankruptcy and insolvency events affecting the Issuer and/or its subsidiaries, and (iv) the occurrence of a material adverse effect on the Issuer . In addition to customary remedies for senior secured lenders following an event of default, JIG LLC has the right to cause the Issuer to engage a financial advisor to provide valuation analyses of the Issuer as a going concern and analyses of strategic alternatives that may be available to the Issuer. The Issuer will be obligated to provide all such analyses to JIG LLC.

The Amended Note Purchase Agreement also contains restrictions against incurrence of additional debt, payment of dividend or other distribution (whether in cash, securities or other property) on any of our equity interest or repayment of debt, consolidations, mergers, sales of assets or change in control and financial covenants.

The foregoing descriptions of the Amended Note Purchase Agreement and the Amended Note do not purport to be complete and are qualified in their entirety by reference to the full text of the Amended Note Purchase Agreement and the Amended Note, which are incorporated as Exhibit 3 and Exhibit 4 to this Amendment No. 9, respectively, and incorporated herein by reference.

No new funds were provided by JIG LLC to the Issuer in connection with the Amended Note Purchase Agreement. The source of funds for JIG LLC’s prior investments in the Issuer were reported by JIG LLC in prior Amendments to this Statement.

Issuance of New Warrant

On October 27, 2022, in connection with the Amended Note Purchase Agreement, the Issuer issued to JIG LLC (i) 100,000 shares of common stock of the Issuer (the “JIG Shares”) and (ii) a warrant (the “New Warrant”) to purchase up to 24,332 shares of common stock at an exercise price of $3.06 per share. The New Warrant is first exercisable on April 27, 2023 and expires on October 27, 2027. The warrants are subject to adjustment for stock splits, combinations, reclassifications and other events. The foregoing description of the New Warrant is qualified in its entirety by reference to the full text of the New Warrant, which is incorporated as Exhibit 5 to this Amendment No. 9 and incorporated herein by reference.

Repricing of Existing Warrant Agreement

On October 27, 2022, in connection with the Amended Note Purchase Agreement, JIG LLC entered into Amendment No. 4 (“Amendment No. 4”) to the Amended and Restated Warrant Agreement, dated April 25, 2018 (as amended prior to Amendment No. 4, the “Existing Warrant”), with the Issuer. Pursuant to the Existing Warrant and after giving effect to the 1-for-6 reverse stock split, effectuated by the Issuer on June 30, 2021 and the 1-for-10 reverse stock split, effectuated by the Issuer on June 23, 2022, JIG LLC is entitled to purchase 15,093 shares of common stock at an exercise price of $60.00 per share. Pursuant to Amendment No. 4, the exercise price of the Existing Warrant was reduced to $3.06 per share and the term extended to January 26, 2028. The foregoing description of Amendment No. 4 is qualified in its entirety by reference to the full text of Amendment No. 4, which is incorporated as Exhibit 6 to this Amendment No. 9 and incorporated herein by reference.

Item 4. Purpose of the Transaction.

JIG LLC entered into the Conversion Transaction for the purpose of converting its shares of Series G Convertible Preferred Stock and Series G-1 Convertible Preferred Stock into senior secured debt. JIG LLC entered into the Amended Note Purchase Agreement for the purpose of extending the maturity and revising certain terms of the Note.

The Reporting Persons are continually reviewing their investment in the Issuer.

Depending upon:

(1) the Reporting Persons’ assessment of the Issuer’s businesses, assets and prospects and the Issuer’s ability to secure future financing from sources other than the Reporting Persons, as well as prospects for the industries which the Issuer’s business serves, (2) the contractual provisions, limitations and other terms of JIG LLC’s financing-related agreements with the Issuer, (3) other plans and requirements of the Reporting Persons, (4) general economic conditions and overall market conditions, (5) the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (6) the price at which shares of Common Stock are available (i) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported in this Statement, or (ii) for sale, and (7) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may:

(A) seek to make additional investments in the Issuer, which could include an acquisition of the Issuer or funding specific cash needs of the Issuer if they arise and satisfactory terms can be agreed, (B) determine not to pursue any further investments in the Issuer and/or not to extend its current loan beyond its September 2022 maturity date, and instead decrease their holdings of Common Stock, (C) seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization, and (D) either individually or together with others may make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons have no other plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4 of the Statement, except as described above.

The response to Item 3 and Exhibits 1 through 8 are hereby incorporated herein.

Item 5. Interest in Securities of the Issuer.

The introduction of Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

The following disclosure assumes 2,533,199 shares of Common Stock outstanding as of November 21, 2022, as reported in the Issuer’s Form 10-Q filed with the Commission on November 21, 2022.

Subparts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety to read as follows:

(a)       Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 149,571 shares of Common Stock, which constitutes approximately 5.87% of the outstanding shares of Common Stock (assuming the exercise in full of the Existing Warrant held by the Reporting Persons as of December 8, 2022, as contemplated in Rule 13d-3). Of the shares deemed to be beneficially owned, 15,093 are not outstanding and consist of shares which may be acquired by JIG LLC pursuant to the Existing Warrant at any time prior to January 26, 2028. Pursuant to Rule 13d-3 of the Securities Exchange Act, the 24,332 shares which may be acquired by JIG LLC pursuant to the New Warrant at any time after April 27, 2023 and prior to October 27, 2027 are not reflected as being beneficially owned as of the date of this report. In addition to the 149,571 shares referenced above, Richard L. Jackson individually and beneficially owns 2 shares of Common Stock (which together with the 173,903 shares constitutes approximately 6.15% of the outstanding shares of Common Stock of the Issuer). With the exception of the 2 shares personally owned, Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)       The Reporting Persons share the power to vote and direct the disposition of 149,571 shares of Common Stock reported as being beneficially owned. Richard L. Jackson has the sole power to vote and direct the disposition of the 2 shares of Common Stock reported as being beneficially owned by him.

Subpart (c) of Item 5 is hereby further amended to add the following paragraph:

(c)       The response to Items 3 and 4 and Exhibit

s 1 through 8 are hereby incorporated herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby further amended to add the following paragraphs:

The responses to Items 3, 4 and 5 and Exhibits 1 through 8 are hereby incorporated herein.

Omnibus Amendment and Reaffirmation Agreement

In connection with the Amended Note Purchase Agreement described under Item 3 above, on October 27, 2022, JIG LLC entered into an Omnibus Amendment and Reaffirmation Agreement (the “Omnibus Agreement”) with the Issuer, which, among other things, amends (i) the Amended and Restated Pledge Agreement, dated as of September 15, 2017, as amended and (ii) the Amended and Restated Security Agreement, dated as of September 15, 2017, as amended, to reflect certain of the terms as updated and amended by the Amended Note Purchase Agreement. The foregoing description of the Omnibus Agreement is qualified in its entirety by reference to the full text of the Omnibus Agreement, which is incorporated as Exhibit 7 to this Amendment No. 9 and incorporated herein by reference.

Amendment to Intercreditor Agreement

On October 27, 2022, in connection with the Amended Note Purchase Agreement and the JIG Note, JIG LLC, MidCap Funding X Trust, as successor-by-assignment to Midcap Financial Trust (“Midcap”) and the Issuer entered into the Fifth Amendment to Intercreditor Agreement (the “Fifth Amendment”), which amended the Intercreditor Agreement, dated September 15, 2017, by and between the JIG LLC, the Issuer and MidCap, as amended. The Fifth Amendment, among other things, permits the increase of the credit commitments under the Credit and Security Agreement as amended to $32.5 million.

The foregoing descriptions of the Fifth Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Fifth Amendment , which is incorporated as Exhibit 8 to this Amendment No. 9 and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby further amended to add the following exhibits:

Exhibit 1	12% Senior Secured Note, dated July 21, 2021, between JIG LLC and the Issuer (attached as Exhibit 10.3 to the Form 8-K filed by Staffing 360 Solutions, Inc. on July 23, 2021 and incorporated herein by reference)

Exhibit 2	Second Amended and Restated Note Purchase Agreement, dated October 26, 2020 (attached as Exhibit 10.1 to the Form 8-K filed by Staffing 360 Solutions, Inc. on October 27, 2020 and incorporated herein by reference)

Exhibit 3	Third and Amended and Restated Note Purchase Agreement, dated October 27, 2022, by and between the Issuer and Jackson Investment Group, LLC (attached as Exhibit 10.1 to the Form 8-K filed by Staffing 360 Solutions, Inc. on November 2, 2022 and incorporated herein by reference)

Exhibit 4	Third Amended and Restated Senior Secured 12% Promissory Note issued on October 27, 2022 to Jackson Investment Group, LLC (attached as Exhibit 10.2 to the Form 8-K filed by Staffing 360 Solutions, Inc. on November 2, 2022 and incorporated herein by reference)

Exhibit 5	Warrant Agreement, dated October 27, 2022, by and between the Issuer and Jackson Investment Group, LLC.(attached as Exhibit 4.1 to the Form 8 K filed by Staffing 360 Solutions, Inc. on November 2, 2022 and incorporated herein by reference)

Exhibit 6	Amendment No. 4, dated October 27, 2022, to Amended and Restated Warrant Agreement, by and between Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (attached as Exhibit 10.4 to the Form 8-K filed by Staffing 360 Solutions, Inc. on November 2, 2022 and incorporated herein by reference)

Exhibit 7	Omnibus Amendment and Reaffirmation Agreement, dated October 27, 2022, by and between Staffing 360 Solutions, Inc. and Jackson Investment Group, LLC (attached as Exhibit 10.3 to the Form 8-K filed by Staffing 360 Solutions, Inc. on November 2, 2022 and incorporated herein by reference)

Exhibit 8	Fifth Amendment to Intercreditor Agreement, dated October 27, 2022, by and among Staffing 360 Solutions, Inc., Jackson Investment Group, LLC and MidCap Funding X Trust (attached as Exhibit 10.6 to the Form 8-K filed by Staffing 360 Solutions, Inc. on November 2, 2022 and incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 9, 2022

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: December 9, 2022

RICHARD L. JACKSON

/s/ Richard L. Jackson